UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).  Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).  Yes ☐  No ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Navigator Holdings Ltd. (the “Company”) announced today that on July 14, 2025 it has entered into a joint venture (the “Joint Venture”) with Amon Maritime (“Amon Maritime”).

Pursuant to the Joint Venture, Navigator will acquire approximately 80% of the joint venture company, Navigator Amon Shipping AS, of Norway, with Amon Maritime holding approximately 20%, subject to the investment terms and conditions. The Joint Venture intends to construct two new 51,530 cubic meter capacity ammonia fuelled liquefied ammonia carriers (the “Vessels”), which will also be capable of carrying liquefied petroleum gas.

The Joint Venture has entered into contracts with Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd. to build the Vessels, with deliveries scheduled to take place in June and October 2028 respectively, at an average price of $84 million per vessel. Importantly, each of the vessel projects were awarded a NOK 90 million (approx. $9 million) investment grant from the Norwegian government agency Enova. It is expected that the Joint Venture will finance the majority of the purchase price of the Vessels through commercial bank finance, with the remainder sourced from capital contributions from Navigator and Amon Maritime. Navigator expects to finance its share of the capital contributions from available cash resources, and these investments are expected to be accretive to the Company’s earnings.

Once delivered to the Joint Venture, subject to customary conditions, each of the Vessels will be operated under the Joint Venture pursuant to long-term time charters with a blue-chip industry leader, each for a period of five years from delivery. Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Navigator Holdings Ltd., dated July 17, 2025.

THE INFORMATION INCLUDED IN “ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT” OF THIS REPORT ON FORM 6-K (THE “INCORPORATED INFORMATION”) IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT: FORM F-3 (FILE NO. 333-272980) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2023; AND FORM S-8 (FILE NO. 333-278593) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 2024. EXCEPT FOR THE INCORPORATED INFORMATION, NO OTHER PORTION OF THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE ABOVE REGISTRATION STATEMENTS.

ITEM 2—EXHIBITS

The following exhibits are filed as part of this Report on Form 6-K:

Exhibit No.	Description

10.1	Investment Agreement between Amon Gas Holding AS, Navigator Gas Invest II Limited and Amon Shipholding AS (tbr Navigator Amon Shipping AS dated July 14, 2025.

10.2	Shareholders’ Agreement between Amon Gas Holding AS AND Navigator Gas Invest II Limited regarding Amon Shipholding AS (tbr Navigator Amon Shipping AS) dated July 14, 2025.

99.1	Press Release of Navigator Holdings Ltd. dated July 17, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: July 17, 2025	By:	/s/ John Reay
	Name:	John Reay
	Title:	Corporate Secretary